UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive, Cootamundra

PO Box 263, Cootamundra, Australia 2590

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Australian Oilseeds Holdings Limited was Granted An Extension of Additional 180-Day by Nasdaq to Regain Compliance with Minimum Bid Price Rule

Australian Oilseeds Holdings Limited (the “Company”) received notification dated July 13, 2026, from The Nasdaq Stock Market LLC (“Nasdaq”), that Nasdaq approved the Company’s request for an extension of additional 180-calendar day, or until January 4, 2027 (the “Extension”) to regain compliance with the minimum closing bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).The Extension follows the expiration the initial 180-calendar day compliance period on July 6, 2026.

If the Company does not regain compliance with the Minimum Bid Price Rule by January 4, 2027, Nasdaq has informed the Company that it will provide written notification that the Company’s shares will be delisted. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

Date: July 14, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

2